

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

April 24, 2006

Mr. J. Steven Evans
Vice President/Finance and Chief Accounting Officer
Medsolutions, Inc.
12750 Merit Drive, Park Central VII, Suite 770
Dallas, Texas 75251

> **RE: Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **File No. 0-32995**

Dear Mr. Evans:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief